Exhibit 21.1

SUBSIDIARIES OF FIDUS INVESTMENT CORPORATION

Name	Jurisdiction
FCDS Corp.	Delaware
FCMH Equity Corp.	Delaware
Fidus Capital GP, LLC	Delaware
Fidus Investment GP, LLC	Delaware
Fidus Mezzanine Capital, L.P.	Delaware
Fidus Mezzanine Capital II, L.P.	Delaware
Fidus Mezzanine Capital III, L.P.	Delaware
Fidus Mezzanine Capital IV, L.P.	Delaware
Fidus Investment Holdings, Inc.	Delaware